Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019
October 23, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention:	Yolanda Guobadia
Lily Dang
Michael Purcell
Laura Nicholson

Re:	Talen Energy Corporation
Draft Registration Statement on Form S-1
Submitted September 8, 2023
CIK No. 0001622536
Ladies and Gentlemen:
This letter sets forth the response of Talen Energy Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 6, 2023, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing Confidential Draft Submission No. 2 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.
Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.
Draft Registration Statement on Form S-1
Our Business
Our Cumulus Platform Opportunities, page 4
1.    Staff’s comment: Please revise your disclosure to clarify what you describe as cutting-edge digital infrastructure.

Response: We note that our data campus is the world’s first carbon-free, direct-connect digital infrastructure campus operated 24 hours a day, seven days a week. The Company acknowledges the Staff’s comments and has revised the disclosure on pages 4 and 83 of the Revised Registration Statement to no longer refer to our digital infrastructure as “cutting-edge” and instead refer to it as “first-of-its-kind.”
Prospectus Summary
Our Business Strategies, page 7
2.    Staff’s comment: Please provide the bases for your statement that your platform is industry-leading.
Response: We believe that we have an industry-leading platform based on, among other things, (1) our Susquehanna nuclear facility’s all-in cost being in the top quartile of cost performance among all U.S. nuclear facilities (using Electric Utility Cost Group benchmarking standards), (2) our fleet’s 2022 achievement of its best reliability performance in the past 5 years, with an equivalent forced outage factor of 2.3% and (3) our consistent safety track-record, with total recordable incident rates being historically better than the industry average per the U.S. Bureau of Labor Statistics. However, the Company acknowledges the Staff’s comments and has revised the disclosure on pages 7 and 86 of the Revised Registration Statement to replace the references to “industry-leading” performance.
Unaudited Pro Forma Condensed Consolidated Financial Information
Notes to the Unaudited Pro Forma Financial Information
Note 2. Plan of Reorganization and Fresh Start Adjustments, page 49
3.    Staff’s comment: We note adjustments to your Predecessor historical reorganization income (expense), net amounts on pages 47 and 48. Please revise pro forma adjustment (b) on page 49 to disclose, in greater detail, the nature of each of your reorganization and fresh-start adjustments, or reference where such adjustments are explained.
If the $(1,259) million reorganization adjustment on page 47 represents gain on debt discharge in the Predecessor period January 1 through May 17, 2023, please reconcile that amount to the $(1,459) million gain on debt discharge disclosed on page 57.
Response: The Company acknowledges the Staff’s comments and has revised pro forma adjustment (b) on page 49 of the Revised Registration Statement. Additionally, the Company advises the Staff that the information to reconcile the $(1,259) million reorganization adjustment to the $(1,459) million gain on debt discharge is disclosed in Note 4 in Notes to the Interim Financial Statements on pages F-12 and F-13 of the Revised Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Commodity Markets, page 51
4.    Staff’s comment: Please revise your disclosure to include the definition of Spark Spread.

Response: The Company acknowledges the Staff’s comment and has added a definition of Spark Spread on page G-14 of the Revised Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Talen Liquidity, page 65
5.    Staff’s comment: We note your risk factor disclosure on page 36 that your cash flows and ability to meet your obligations are largely dependent upon the operating cash flows of TES and your other subsidiaries. Please expand your disclosure to describe any limitations and/or restrictions on the ability of your subsidiaries to make payments to you in the form of dividends, distributions, and loans, and how such may impact your liquidity. Additionally, discuss how you intend to fund your obligations if distributions from TES and your other subsidiaries are not sufficient to meet your obligations.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 32, 36, 37 and 66 of the Revised Registration Statement accordingly.
Business, page 78
6.    Staff’s comment: We note your reference to bitcoin and other digital assets on page 34. Please add disclosure to discuss your bitcoin and digital asset related plan of operations for the next 12 months, or beyond if known. If other digital assets are involved, describe nature of operations, material terms and characteristics of the digital assets, how the digital assets will be used and risks of holding such assets. Describe known or anticipated material commitments for capital expenditures and source of funds, and known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.
    Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on pages 34 and 35 of the Revised Registration Statement. As noted in the added disclosure, while the Company expects to maintain its existing Bitcoin operations through its interest in Cumulus Coin, it does not currently plan to expand such operations or expect any material capital expenditures within the next twelve months.
Description of Capital Stock, page 118
7.    Staff’s comment: We note your disclosure regarding your exclusive forum provision for certain litigation, including any “derivative action.” Please revise to disclose whether this provision applies to actions arising under the Exchange Act.
        Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page 143 of the Revised Registration Statement accordingly.
Talen Energy Corporation and Subsidiaries
Condensed Consolidated Statements of Operations (unaudited)

Notes to the Interim Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies, page F-8
8.    Staff’s comment: We note your disclosure on page F-34 referencing bitcoin and other digital assets, page 55 stating that your other revenues relate to bitcoin operations of Nautilus which commenced operations in February 2023, and page F-74 stating that expenditures for bitcoin mining facilities are recorded as part of your Property, Plant and Equipment. Please expand your disclosure to clarify the extent of costs recorded as of June 30, 2023 that related to your bitcoin facilities, bitcoin and other digital assets. Additionally, disclose your accounting policies for bitcoin revenue recognition, and for bitcoin and other digital assets including how you record and value the assets initially and on an ongoing basis.
Response: The Company advises the Staff that Nautilus only maintains Bitcoin operations and is not associated with any other digital assets. Bitcoin revenues were $15 million for the period May 18 through June 30, 2023 (Successor) and $27 million for the period January 1 through May 17, 2023 (Predecessor). Such amounts, respectively, were approximately 5% and 2% of the Company’s total ‘Operating Revenues’ reported on the Condensed Consolidated Statement of Operations.
The aggregate carrying value for Nautilus Bitcoin mining facilities was $91 million. Such amount was approximately 2% of the Company’s total ‘Property, plant and equipment, net’ presented on the Condensed Balance Sheet at June 30, 2023 (Successor).
Bitcoin earned by Nautilus in its Bitcoin mining operations is: (i) accounted for as intangible assets with indefinite useful lives, (ii) when sold, cost is attributed on a first-in-first-out basis, and (iii) measured for impairment whenever indicators of impairment are identified based on its lowest intraday quoted price obtained from the principal market in accordance with Accounting Standards Codification 820, Fair Value Measurement. The carrying value of Bitcoin is presented as “Other current assets” on the Consolidated Balance Sheets given the ability and intent by Nautilus to transact in a highly liquid marketplace. To the extent an impairment loss is recognized, a new carrying value is established. Any impairment losses and gains or losses that are realized from Bitcoin sales are presented as “Other operating income (expense), net” on the Consolidated Statements of Operations. As of June 30, 2023, no Bitcoin was held by Nautilus.
The Company advises that the requested revenue recognition disclosures have been added to page F-10 of the Revised Registration Statement. However, due to Nautilus’s requirement to liquidate Bitcoin to support its operations and its requirement to distribute excess Bitcoin or proceeds from excess Bitcoin sales to the joint venture owners at least every two weeks, the Company had no material amounts of: (i) Bitcoin held at any individual reporting period, (ii) impairment losses, or (iii) gains or losses on sales. Such amounts are not expected to be material to our financial position or results of operations in the future. Additionally, we do not believe the carrying value of Bitcoin mining facility expenditures are material to the Company’s financial position.
Note 4. Fresh Start Accounting

Reorganization Value, page F-11
9.    Staff’s comment: We note your disclosure stating that your reorganization value was derived from an estimate of your enterprise value, and that although management believes the assumptions and estimates used to develop the enterprise value and reorganization value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions.
Please expand your disclosure to disclose the sensitivity assumptions about the reasonable possibility that variation in assumptions could significantly affect your reorganization value and enterprise value, to comply with ASC 852-10-50-7c.2.
Response: The Company acknowledges the Staff’s comment and has added the requested enhanced disclosures regarding significant assumptions on pages F-12 and F-13 of the Revised Registration Statement.
10.    Staff’s comment: We note your reconciliation of the enterprise value to the estimated reorganization value at the Emergence Date. Please also disclose the reorganization value immediately before your December 20, 2022 date of plan confirmation, and the total of all post-petition liabilities and allowed claims, to comply with ASC 852-10-45-19.
Response: The Company acknowledges the Staff’s comment and has added the requested reorganization value and post-petition liability disclosures on pages F-12 and F-13 of the Revised Registration Statement.
Annual Financial Statements for the Three Fiscal Years Ended December 31, 2022, 2021 and 2020 (Predecessor)
Notes to the Annual Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Operating Revenues and Revenue Recognition, page F-70
11.    Staff’s comment: We note your disclosure stating that certain contracts constitute bundled agreements to sell energy, capacity, ancillary services and (or) renewable energy credits (RECs), and that all performance obligations are deemed to be delivered and (or) performed at the same time. As timing of revenue recognition is the same and occurs over a contractually agreed period of time, it is unnecessary to allocate transaction price to multiple performance obligations.
Please expand your disclosure to clarify how you have concluded that RECs are not distinct goods or services, rather they have substantially the same pattern of transfer to customers as the other goods or services in the bundle. Also disclose your accounting policy for RECs, to the extent they are material. Refer to ASC 606-10-25-14 to 25-22 for guidance.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page F-72 of the Revised Registration Statement accordingly.

The Company advises the Staff that the primary product sold by the Company consists of energy sold on a real-time basis to wholesale power markets from its generation facilities. Renewable energy credits were historically included within certain retail contracts that primarily provided for the sale of energy. However, the sale of such bundled contracts ceased in 2022 and the sale of standalone renewable energy credits are not material or part of the Company’s business. Accordingly, the Company believes it is appropriate to amend its disclosure to remove the reference to renewable energy credits.
Note 14. Property, Plant and Equipment, page F-106
12.    Staff’s comment: Please expand your disclosure to include the estimated useful life of each significant class of property, plant and equipment.
Response: The Company acknowledges the Staff’s comment and has added the requested disclosure for the estimated useful lives of significant classes of property, plant, and equipment on page F-108 of the Revised Registration Statement.
Note 15. Asset Retirement Obligations and Accrued Environmental Costs, page F-110
13.    Staff’s comment: Please revise your table to disclose, under the additional breakdown section, the nuclear and non-nuclear amounts of your ARO carrying value at December 31, 2022.
Response: The Company acknowledges the Staff’s comments and has revised the disclosure to include the ARO carrying values at December 31, 2022 on page F-112 of the Revised Registration Statement accordingly.
General
14.    Staff’s comment: We note your disclosure that Cumulus Coin holds a 75% equity interest in Nautilus and that “[a]lmost all of Cumulus Coin’s expected revenue will be from the sale of mined bitcoin.” Please revise to describe the material terms of the agreement related to this joint venture, including a description of how the mined bitcoin is distributed pursuant to the joint venture agreement as well as the term and termination provisions of the agreement. Also describe Cumulus Coin’s role and responsibilities in the operation of Nautilus, including a description of the mining operations at the facility. For example, please disclose (i) the number of miners hosted, (ii) the average hash rate of the miners, (iii) the average age of the miners, (iv) whether the miners are insured, (v) whether Nautilus participates in a mining pool and, if so, a description of the mining pool and the material terms of the agreement with the mining pool operator, (vi) whether Nautilus hosts miners operated and owned by third-parties, (vii) the range of bitcoin mined on a monthly basis for the periods covered by your financial statements, (viii) a detailed description of how the mined bitcoin is valued, monetized, stored, and insured and (ix) a breakeven analysis for the bitcoin mining operations of the joint venture that compares the cost to earn/mine one bitcoin with the market value of one bitcoin. Please also consider whether the issues addressed in the December 2022 Sample Letter to Companies Regarding Recent

Developments in Crypto Asset Markets are material to your business. We may have additional comments upon review of your response.
Response: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 128 of the Revised Registration Statement. Bitcoin accounted for 0% and 0% of our total assets as of June 30, 2023 and December 31, 2022, respectively. Since Nautilus generally liquidates Bitcoin within one business day to meet its operating requirements and distributes excess Bitcoin or proceeds from excess Bitcoin sales to the joint venture owners at least every two weeks, Nautilus does not hold any material amount of Bitcoin. Accordingly, a 10% increase or decrease in the market price of Bitcoin as of June 30, 2023 and December 31, 2022, respectively, would not have had a material effect on our total assets at these dates. Thus, we do not view the volatility of Bitcoin prices or increase in regulatory scrutiny of digital assets as material to our business, prospects, financial condition or results of operation.
Additionally, the general theme of the issues outlined in the December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets are not material to Nautilus. Nautilus’s only business objective is to provide hash power to a U.S.-based mining pool in exchange for Bitcoin consideration and then to distribute that Bitcoin, or cash of the liquidated Bitcoin, to Cumulus Coin. At any given reporting period, Nautilus has not held and does not intend to hold a material amount of Bitcoin. As such, Nautilus is exposed to general price and liquidity risks associated with Bitcoin, which may be impacted by various market or regulatory factors. Talen does not intend to provide additional funding to Nautilus and the proceeds it receives from Nautilus are primarily used to repay non-recourse debt that was used by a Talen subsidiary to finance a portion of the Nautilus JV. Exposure to these risks is not material to the Company’s investors.
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The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

TALEN ENERGY CORPORATION

By:	/s/ John Wander
Name:	John Wander
Title:	General Counsel and Corporate Secretary

Enclosures
cc:	Rebekah D. Reneau, Associate General Counsel
Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP